SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 20 June 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)
Board Appointments
20 June 2012

Bank of Ireland today announces the following appointments to the Board of Directors.

Appointment of Governor Designate - Mr Archie Kane

Mr Archie Kane has been appointed to the Board of Directors as a non-executive director and as Governor Designate with immediate effect. Mr Kane will succeed Mr Pat Molloy as Governor with effect from 29 June 2012.

Mr Molloy will retire as a non-executive director and Governor on 29 June 2012.

Mr Kane (60) retired from Lloyds Banking Group plc, where he was Group Executive Director - Insurance and Scotland, in May 2011.  Prior to that, he held a number of senior and general management positions with Lloyds Banking Group plc and TSB Bank plc.  He was appointed to the board of Lloyds Banking Group plc in 2000 as Group Executive Director - IT and Operations and he was appointed Group Executive Director - Insurance and Investments in October 2003.  Mr Kane was Chairman of the Association of British Insurers (2007 - 2010) and is a member of The City UK Supervisory Board.  He is a former member of the Financial Services Advisory Board, Government of Scotland (2009 - 2011), the UK Takeover Panel (2007-2010), the Financial Services Global Competitiveness Group and the Insurance Industry Working Group, HM Treasury (2008 - 2009).  He was Council Chairman of the Association for Payment Clearing Services (2002 - 2003).

After some 10 years in the accountancy profession, Mr Kane joined General Telephone and Electronics Corporation in 1980, serving as Finance Director in the UK from 1983 to 1985.  Mr Kane joined TSB Bank plc in 1986.

Mr Kane will chair the Group Nomination and Governance Committee and will be a member of the Group Remuneration Committee.

There are no other details that are required to be disclosed for Mr Kane under Listing Rule 6.6.7 of the Listing Rules of the Irish Stock Exchange.

Appointment of non-executive director - Mr WL Ross, Junior

Mr WL Ross, Junior has been appointed to the Board of Directors as a non-executive director with immediate effect.

Mr Ross serves as Chairman and Chief Executive Officer of WL Ross & Co., LLC. He also serves as Chairman of Invesco Private Capital, Inc.. He serves as Chairman of Plascar Participacoes Industriais S.A. and International Textile Group, Inc..  Mr Ross is a non-executive director of BankUnited, Inc., ArecelorMittal, Air Lease Corporation, Sun Bancorp, Inc., Assured Guaranty Ltd., Greenbriar Companies Inc., EXCO Resources, Inc. and Navigator Holdings Ltd.  He previously served as Chairman and non-executive director of International Coal Group, Inc. and as a non-executive director of Spice Jet Limited, Syms Corporation, Wagon plc and Montpellier Re Holdings Ltd.

Mr Ross holds a Bachelors Degree from Yale University and an MBA with distinction from Harvard University.

There are no other details that are required to be disclosed for Mr Ross under Listing Rule 6.6.7 of the Listing Rules of the Irish Stock Exchange.

Appointment of non-executive director - Mr V Prem Watsa

Mr V Prem Watsa has been appointed to the Board of Directors as a non-executive director with immediate effect.

Mr Watsa is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited (Fairfax), a publicly traded financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management. Mr Watsa is also the Chairman of Northbridge Financial Corporation, Crum & Forster Holdings Corp., Odyssey Re Holdings Corp. and a director of Zenith National Insurance Corp., each of which is a subsidiary of Fairfax and was previously a publicly traded company (having ceased to be a publicly traded company in February 2009, June 2010, October 2009 and May 2010, respectively).He has been a non-executive director of Research In Motion Limited since January 2012.He was previously (before resigning in December 2011) a non-executive director of ICICI Bank Limited.

Mr Watsa holds a Bachelors Degree in Chemical Engineering from the Indian Institute of Technology in Madras, India and obtained his MBA from the Richard Ivey School of Business at the University of Western Ontario, Canada. He is a Chartered Financial Analyst.

There are no other details that are required to be disclosed for Mr Watsa under Listing Rule 6.6.7 of the Listing Rules of the Irish Stock Exchange.

20 June 2012
Enquiries-
Helen Nolan, Group Secretary                                                   00-353-76-623-4710
Dan Loughrey, Head of Group Communications                    00-353-76-623-4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 20 June 2012